SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE TO
(Rule 14d-100)

TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1)
OF THE SECURITIES EXCHANGE ACT OF 1934

NCI BUILDING SYSTEMS, INC.
(Name of Subject Company (Issuer))

NCI BUILDING SYSTEMS, INC.
(Name of Filing Person (Issuer))

2.125% Convertible Senior Subordinated Notes Due 2024
(Title of Class of Securities)

628852AG0
(CUSIP Number of Class of Securities)

Todd R. Moore
Executive Vice President, General Counsel and Secretary
10943 North Sam Houston Parkway West
Houston, Texas 77064
(281) 897-7788
(Name, address and telephone number of person authorized to receive notices and communications on behalf of filing persons)

with copies to:

Mark Gordon David K. Lam Wachtell, Lipton, Rosen & Katz 51 West 52nd Street New York, New York 10019 (212) 403-2000	James H.M. Sprayregen Paul M. Basta Christopher J. Marcus Kirkland & Ellis LLP 601 Lexington Avenue New York, NY 10022 (212) 446-6460

Calculation of Filing Fee

Transaction Valuation*	Amount of Filing Fee**

$109,634,400.00	$6,117.60

*	Estimated solely for the purpose of determining the amount of the filing fee. The transaction value is $109,634,000.00, which is based on the aggregate principal amount of the 2.125% Convertible Senior Subordinated Notes due 2024 (the “Notes”) that are sought for exchange, as of September 4, 2009 day prior to the filing date of this Schedule TO.

**	Registration fee previously paid in connection with the Registrant’s Registration Statement on Form S-4 filed September 10, 2009.

☑	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:	$6,117.60	Filing Party:	NCI Building Systems, Inc.
Form or Registration No.:	Form S-4	Date Filed:	September 10, 2009

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes to designate any transactions to which the statement relates:

☐	third party tender offer subject to Rule 14d-1.
☑	issuer tender offer subject to Rule 13e-4.
☐	going-private transaction subject to Rule 13e-3.
☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer.  ☐

If applicable, place an X in the box to designate the appropriate rule provision relied upon in conducting this transaction:

☐	Rule 13e-4(i) (Cross-Border Issuer Tender Offer)
☐	Rule 14d-1(d) (Cross-Border Third-Party Tender Offer)

INTRODUCTORY STATEMENT

This Issuer Tender Offer Statement on Schedule TO (this “Schedule TO”) is filed by NCI Building Systems, Inc., a Delaware corporation (the “Company”), pursuant to Rule 13e-4 promulgated under the U.S. Securities and Exchange Act of 1934, as amended (the “Exchange Act”), in connection with an offer (the “Exchange Offer”) by the Company to acquire any and all of the Company’s currently outstanding 2.125% Convertible Senior Subordinated Notes due 2024 (the “Notes”) in exchange for cash and shares of the Company’s common stock, par value $0.01 per share (the “Common Stock”), in accordance with the terms and subject to the conditions set forth in the preliminary prospectus/disclosure statement dated September 10, 2009 (the “Prospectus”) forming a part of the Company’s Registration Statement on Form S-4 (the “Registration Statement”) filed with the U.S. Securities and Exchange Commission (the “SEC”) on the date hereof, and in the related letter of transmittal (which, as amended or supplemented from time to time, together, constitute the Exchange Offer), which are filed as exhibits (a)(1)(i) and (a)(1)(ii) to this Schedule TO, respectively.

This Schedule TO is intended to satisfy the disclosure requirements of Rule 13e-4(b)(1) and (c)(2) under the Exchange Act.

Item 1.	Summary Term Sheet.

The information set forth in the Prospectus on the cover page thereto and in the sections entitled “Summary—This Exchange Offer” and “Questions and Answers About the Restructuring” is incorporated herein by reference.

Item 2.	Subject Company Information.

(a)	Name and Address.

The name of the subject company is NCI Building Systems, Inc. The address of the Company’s principal executive offices is 10943 North Sam Houston Parkway West, Houston, Texas 77064. Its telephone number is (281) 897-7788.

(b)	Securities.

The subject securities are the Company’s 2.125% Convertible Senior Subordinated Notes due 2024. On September 10, 2009, $180,000,000 aggregate principal amount of the Notes was outstanding.

(c)	Trading Market and Price.

The information set forth in the Prospectus in the section entitled “Price Range of Common Stock and Convertible Notes” is incorporated herein by reference.

Item 3.	Identity and Background of Filing Person.

The filing person is the Company. The information set forth in Item 2(a) above and set forth in the Prospectus in the section entitled “Directors and Management” is incorporated herein by reference.

Item 4.	Terms of the Transaction.

(a)	Material Terms.

The information set forth in the Prospectus on the cover page thereto and in the sections entitled “Summary—This Exchange Offer,” “Questions and Answers About the Restructuring,” “The Restructuring—The Lock-Up Agreement,” ‘‘Risk Factors—Risks Relating to Accepting the Exchange Offer or to the Effectiveness of the Prepackaged Plan and Becoming Holders of Common Stock,” “Accounting Treatment,” “The Exchange Offer,” “Description of Capital Stock” and “Certain U.S. Federal Income Tax Considerations” is incorporated herein by reference.

(b)	Purchases.

The information set forth under the caption “The Exchange Offer—Interests of Directors and Executive Officers” in the Prospectus is incorporated herein by reference.

Item 5.	Past Contracts, Transactions, Negotiations and Agreements.

(e)	Agreements Involving the Subject Company’s Securities.

The Company has entered into the following agreements, arrangements and/or understanding (each of which is filed as an exhibit to this Schedule TO) with respect to securities of the Company:

•	Indenture, dated as November 16, 2004, between the Company and the Bank of New York Mellon, as trustee.

•	Investment Agreement, dated as of August 14, 2009, by and between the Company and Clayton, Dubilier & Rice Fund VIII, L.P. (including the Form of Certificate of Designations, Preferences and Rights of Series B Cumulative Convertible Participating Preferred Stock of the Company, the Form of Stockholders Agreement by and between the Company and Clayton, Dubilier & Rice Fund VIII, L.P., the Form of Registration Rights Agreement by and between the Company and Clayton, Dubilier & Rice Fund VIII, L.P., the Prepackaged Plan Term Sheet and the Terms and Conditions of the Offer, each as attached thereto).

•	Amendment to Investment Agreement, dated as of August 28, 2009, by and between the Company and Clayton, Dubilier & Rice Fund VIII, L.P.

•	Amendment No. 2 to Investment Agreement, dated as of August 31, 2009, by and between the Company and Clayton, Dubilier & Rice Fund VIII, L.P. (including the amended Form of Certificate of Designations, Preferences and Rights of Series B Cumulative Convertible Participating Preferred Stock and the amended Terms and Conditions of the Offer, each as attached thereto).

•	Joint Prepackaged Plan of Reorganization of the Company, et al.

•	Agreement Regarding Certain Transfers, dated as of August 27, 2009, by and among the Person executing the Agreement as “Consenting Noteholders,” the Persons executing the Agreement as “Consenting Lenders” and the Company.

•	Letter Agreement, dated as of August 31, 2009, to extend the Agreement Regarding Certain Transfers, dated as of August 27, 2009, by and among the Person executing the Agreement as “Consenting Noteholders,” the Persons executing the Agreement as “Consenting Lenders” and the Company.

•	Lock-Up and Voting Agreement, dated as of August 31, 2009, by and among the Persons executing the Agreement as “Consenting Noteholders,” the Persons executing the Agreement as “Consenting Lenders” and the Company.

•	Form of Amendment Agreement, dated August 14, 2009, amending employment agreements with ten executive officers and restricted stock award agreements with three executive officers.

The information set forth in the Prospectus on the cover page thereto and in the sections entitled “The Restructuring—Description of the CD&R Investment,” “The Exchange Offer,” “The Prepackaged Plan,” “Description of Capital Stock,” “Where You Can Find More Information,” “Incorporation of Certain Documents by Reference” and the Company’s Joint Prepackaged Plan of Reorganization set forth as Annex A to the Prospectus are incorporated herein by reference.

Item 6.	Purposes of the Transaction and Plans or Proposals.

(a)	Purposes.

The information set forth in the Prospectus on the cover page thereto and in the sections entitled “Summary—Liquidity,” “Summary—The Recapitalization Plan,” “Summary—This Exchange Offer,”

“Questions and Answers About the Restructuring,” “The Restructuring” and “The Exchange Offer—Purpose of the Exchange Offer” is incorporated herein by reference.

(b)	Use of Securities Acquired.

The information set forth in the Prospectus in the section entitled “Use of Proceeds” is incorporated herein by reference.

(c)	Plans.

The information set forth in the Prospectus on the cover page thereto and in the sections entitled “Summary,” “The Restructuring,” “The Exchange Offer” and “The Prepackaged Plan” is incorporated herein by reference.

Item 7.	Source and Amount of Funds or Other Consideration.

(a)	Source of Funds.

The information set forth in the sections entitled “Summary—The Recapitalization Plan—CD&R Investment,” “Summary—This Exchange Offer,” “The Restructuring—Description of the CD&R Investment” and “The Exchange Offer—Financing of the Exchange Offer” is incorporated herein by reference.

(b)	Conditions.

The information set forth on the cover page thereto and in the sections entitled “Summary—The Restructuring—Description of the CD&R Investment,” “Summary—The Prepackaged Plan,” “Summary—This Exchange Offer—Minimum Tender Condition; Other Conditions to this Exchange Offer,” “Questions and Answers about the Restructuring,” “Summary—The Prepackaged Plan,” “The Restructuring—Description of the CD&R Investment—The Investment Agreement—Conditions to the CD&R Investment,” “The Exchange Offer—Conditions to Completion of the Exchange Offer” and “The Prepackaged Plan” is incorporated herein by reference.

(c)	Borrowed Funds.

Not applicable.

Item 8.	Interests in Securities of the Subject Company.

(a)	Securities Ownership.

The information set forth in the sections entitled “The Exchange Offer—Interests of Directors and Executive Officers” in the Prospectus is incorporated herein by reference.

(b)	Securities Transactions.

The information set forth in the Prospectus in the section entitled “The Restructuring—The Lock-Up Agreement” is incorporated herein by reference.

Item 9.	Persons/Assets, Retained, Employed, Compensated or Used.

(a)	Solicitations or Recommendations.

The information set forth in the Prospectus in the sections entitled “Summary—The Prepackaged Plan—Voting Agent,” “The Exchange Offer—Fees and Expenses,” “The Exchange Offer—Exchange Agent” and “The Exchange Offer—Information Agent” is incorporated herein by reference.

Item 10.	Financial Statements.

(a)	Financial Information.

The information set forth in the Prospectus in the sections entitled “Selected Consolidated Financial and Other Data,” “Where You Can Find More Information” and “Incorporation of Certain Documents by Reference” is incorporated herein by reference.

(1) The financial statements and supplementary for the fiscal year ended November 2, 2008 set forth in the Company’s Current Report on Form 8-K filed on September 10, 2009 is incorporated herein by reference.

(2) The information set forth under Item 1, Unaudited Condensed Consolidated Financial Statements, in the Company’s Quarterly Reports on Form 10-Q for the quarter ended August 2, 2009 is incorporated herein by reference.

(3) The information set forth in the Prospectus in the sections entitled “Selected Consolidated Financial and Other Data” is incorporated herein by reference.

(4) The information set forth in the Prospectus in the section entitled “Price Range of Common Stock and Convertible Notes” is incorporated herein by reference.

(b)	Pro Forma Information.

The information set forth in the Prospectus in the sections entitled “Unaudited Pro Forma Summary Selected Financial Data” and “Unaudited Pro Forma Financial Information” is incorporated herein by reference.

Item 11.	Additional Information.

(a)	Agreements, Regulatory Requirements and Legal Proceedings.

(1) The information set forth in the Prospectus on the cover page thereto and in the sections entitled “Summary—The Restructuring,” “The Restructuring—Description of the CD&R Investment,” “The Exchange Offer—Conditions to Completion of the Exchange Offer,” and “The Exchange Offer—Interest of Directors and Executive Officers” is incorporated herein by reference.

(2) Except for the requirements of applicable U.S. federal and state securities laws, the Company knows of no regulatory requirements to be complied with or approvals to be obtained by the Company in connection with the Exchange Offer which, if not complied with or obtained, would have a material adverse effect on the Company.

(3) The information set forth on the cover page thereto and in the sections entitled “Summary—The Restructuring—Description of the CD&R Investment,” “Summary—The Restructuring,” “Summary—This Exchange Offer—Minimum Tender Condition; Other Conditions to the Exchange Offer,” “Summary—The Prepackaged Plan,” “The Restructuring—Description of the CD&R Investment—The Investment Agreement—Conditions to the CD&R Investment,” “The Exchange Offer—Conditions to Completion of the Exchange Offer” and “The Prepackaged Plan” is incorporated herein by reference.

(4) Not applicable.

(5) None.

(b)	Other Material Information.

The information set forth in the Prospectus, the exhibits thereto and the accompanying letter of transmittal and bankruptcy ballot for accepting or rejecting the Company’s Joint Prepackaged Plan of Reorganization is incorporated herein by reference.

Item 12.	Exhibits.

Exhibit
Number	Description

(a)(1)(i)	Preliminary Prospectus/Disclosure Statement (incorporated herein by reference to the Registration Statement on Form S-4 filed on September 10, 2009).
(a)(1)(ii)	Form of Letter of Transmittal (incorporated herein by reference to Exhibit 99.1 to the Registration Statement on Form S-4 filed on September 10, 2009).
(a)(1)(iii)	Form of Ballots (incorporated herein by reference to Exhibit 99.2 to the Registration Statement on Form S-4 filed on September 10, 2009).
(a)(1)(iv)	Special Issuance Instructions and Form for Restricted Shares for Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees (incorporated herein by reference to Exhibit 99.3 to the Registration Statement on Form S-4 filed on September 10, 2009).
(a)(1)(v)	Letter to Holders of Convertible Notes (incorporated herein by reference to Exhibit 99.4 to the Registration Statement on Form S-4 filed on September 10, 2009).
(a)(2)(i)	Press Release dated August 14, 2009 (filed on the Company’s Current Report on Form 8-K dated August 19, 2009 pursuant to Rule 425 under the Securities Act of 1933 and deemed filed pursuant to Rule 13e-4(c) under the Securities Exchange Act of 1934).
(a)(2)(ii)	Press Release dated August 27, 2009 (filed on Form 8-K on August 27, 2009 pursuant to Rule 425 under the Securities Act of 1933 and deemed filed pursuant to Rule 13e-4(c) under the Securities Exchange Act of 1934).
(a)(2)(iii)	Press Release dated August 28, 2009 (filed on Form 8-K on August 28, 2009 pursuant to Rule 425 under the Securities Act of 1933 and deemed filed pursuant to Rule 13e-4(c) under the Securities Exchange Act of 1934).
(a)(2)(iv)	Press Release dated September 1, 2009 (filed on Form 8-K on September 1, 2009 pursuant to Rule 425 under the Securities Act of 1933 and deemed filed pursuant to Rule 13e-4(c) under the Securities Exchange Act of 1934).
(a)(2)(v)	Press Release dated September 10, 2009 (filed September 10, 2009 pursuant to Rule 425 under the Securities Act of 1933 and deemed filed pursuant to Rule 13e-4(c) under the Securities Exchange Act of 1934).
(b)	Not applicable.
(d)(1)	Indenture, dated as of November 16, 2004, between the Company and the Bank of New York Mellon, as trustee (filed as Exhibit 4.1 to the Company’s Current Report on Form 8-K dated November 16, 2004 and incorporated by reference herein).
(d)(3)	Investment Agreement, dated as of August 14, 2009, by and between the Company and Clayton, Dubilier & Rice Fund VIII, L.P. (including the Form of Certificate of Designations, Preferences and Rights of Series B Cumulative Convertible Participating Preferred Stock of the Company, the Form of Stockholders Agreement by and between the Company and Clayton, Dubilier & Rice Fund VIII, L.P., the Prepackaged Plan Term Sheet and the Terms and Conditions of the Offer, each as attached thereto) (incorporated herein by reference to Exhibit 2.1 to the Company’s Current Report on Form 8-K filed August 18, 2009 pursuant to Rule Rule 425 under the Securities Act of 1933 and deemed filed pursuant to Rule 13e-4(c) under the Securities Exchange Act of 1934).
(d)(4)	Amendment to Investment Agreement, dated as of August 28, 2009, by and between the Company and Clayton, Dubilier & Rice Fund VIII, L.P. (filed as Exhibit 2.1 to the Company’s Current Report on Form 8-K dated August 28, 2009 and incorporated by reference herein).
(d)(5)	Amendment No. 2 to Investment Agreement, dated as of August 31, 2009, by and between the Company and Clayton, Dubilier & Rice Fund VIII, L.P. (including the amended Form of Certificate of Designations, Preferences and Rights of Series B Cumulative Convertible Participating Preferred Stock and the amended Terms and Conditions of the Offer, each as attached thereto) (filed as Exhibit 2.1 to the Company’s Current Report on Form 8-K dated September 1, 2009 and incorporated by reference herein).

Exhibit
Number	Description

(d)(6)	Form of Registration Rights Agreement by and between the Company and Clayton, Dubilier & Rice Fund VIII, L.P., CD&R Friends & Family Fund VIII, L.P. and any other stockholder of the Company that may become party thereto (incorporated herein by reference to Annex H of the Registration Statement on Form S-4 filed on September 10, 2009).
(d)(7)	Joint Prepackaged Plan of Reorganization of the Company, et al. (incorporated herein by reference to Annex A of the Registration Statement on Form S-4 filed on September 10, 2009).
*(d)(8)	Agreement Regarding Certain Transfers, dated as of August 27, 2009, by and among the Person executing the Agreement as “Consenting Noteholders,” the Persons executing the Agreement as “Consenting Lenders” and the Company.
*(d)(9)	Letter Agreement, dated as of August 31, 2009, to extend the Agreement Regarding Certain Transfers, dated as of August 27, 2009, by and among the Person executing the Agreement as “Consenting Noteholders,” the Persons executing the Agreement as “Consenting Lenders” and the Company.
(d)(10)	Lock-Up and Voting Agreement, dated as of August 31, 2009, by and among the Persons executing the Agreement as “Consenting Noteholders,” the Persons executing the Agreement as “Consenting Lenders” and the Company (filed as Exhibit 2.2 to the Company’s Current Report on Form 8-K dated September 1, 2009 and incorporated by reference herein).
(d)(11)	Form of Amendment Agreement, dated August 14, 2009, amending employment agreements with ten executive officers and restricted stock award agreements with three executive officers (incorporated herein by reference to Exhibit 10.32 to the Registration Statement on Form S-4 filed on September 10, 2009).
(g)	Not applicable.
(h)	Opinion re: tax matters (incorporated herein by reference to Exhibit 8.1 to the Registration Statement on Form S-4 filed on September 10, 2009).

*	Filed herewith.

Item 13.	Information Required by Schedule 13E-3.

Not applicable.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Schedule TO is true, complete and correct.

NCI BUILDING SYSTEMS, INC.

By:	/s/ Todd R. Moore
Todd R. Moore
Executive Vice President, General
Counsel and Secretary

     Date: September 10, 2009

Index to Exhibits

Exhibit
Number	Description

(a)(1)(i)	Preliminary Prospectus/Disclosure Statement (incorporated herein by reference to the Registration Statement on Form S-4 filed on September 10, 2009).
(a)(1)(ii)	Form of Letter of Transmittal (incorporated herein by reference to Exhibit 99.1 to the Registration Statement on Form S-4 filed on September 10, 2009).
(a)(1)(iii)	Form of Ballots (incorporated herein by reference to Exhibit 99.2 to the Registration Statement on Form S-4 filed on September 10, 2009).
(a)(1)(iv)	Special Issuance Instructions and Form for Restricted Shares for Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees (incorporated herein by reference to Exhibit 99.3 to the Registration Statement on Form S-4 filed on September 10, 2009).
(a)(1)(v)	Letter to Holders of Convertible Notes (incorporated herein by reference to Exhibit 99.4 to the Registration Statement on Form S-4 filed on September 10, 2009).
(a)(2)(i)	Press Release dated August 14, 2009 (filed on the Company’s Current Report on Form 8-K dated August 19, 2009 pursuant to Rule 425 under the Securities Act of 1933 and deemed filed pursuant to Rule 13e-4(c) under the Securities Exchange Act of 1934).
(a)(2)(ii)	Press Release dated August 27, 2009 (filed on Form 8-K on August 27, 2009 pursuant to Rule 425 under the Securities Act of 1933 and deemed filed pursuant to Rule 13e-4(c) under the Securities Exchange Act of 1934).
(a)(2)(iii)	Press Release dated August 28, 2009 (filed on Form 8-K on August 28, 2009 pursuant to Rule 425 under the Securities Act of 1933 and deemed filed pursuant to Rule 13e-4(c) under the Securities Exchange Act of 1934).
(a)(2)(iv)	Press Release dated September 1, 2009 (filed on Form 8-K on September 1, 2009 pursuant to Rule 425 under the Securities Act of 1933 and deemed filed pursuant to Rule 13e-4(c) under the Securities Exchange Act of 1934).
(a)(2)(v)	Press Release dated September 10, 2009 (filed September 10, 2009 pursuant to Rule 425 under the Securities Act of 1933 and deemed filed pursuant to Rule 13e-4(c) under the Securities Exchange Act of 1934).
(b)	Not applicable.
(d)(1)	Indenture, dated as of November 16, 2004, between the Company and the Bank of New York Mellon, as trustee (filed as Exhibit 4.1 to the Company’s Current Report on Form 8-K dated November 16, 2004 and incorporated by reference herein).
(d)(3)	Investment Agreement, dated as of August 14, 2009, by and between the Company and Clayton, Dubilier & Rice Fund VIII, L.P. (including the Form of Certificate of Designations, Preferences and Rights of Series B Cumulative Convertible Participating Preferred Stock of the Company, the Form of Stockholders Agreement by and between the Company and Clayton, Dubilier & Rice Fund VIII, L.P., the Prepackaged Plan Term Sheet and the Terms and Conditions of the Offer, each as attached thereto) (incorporated herein by reference to Exhibit 2.1 to the Company’s Current Report on Form 8-K filed August 18, 2009 pursuant to Rule Rule 425 under the Securities Act of 1933 and deemed filed pursuant to Rule 13e-4(c) under the Securities Exchange Act of 1934).
(d)(4)	Amendment to Investment Agreement, dated as of August 28, 2009, by and between the Company and Clayton, Dubilier & Rice Fund VIII, L.P. (filed as Exhibit 2.1 to the Company’s Current Report on Form 8-K dated August 28, 2009 and incorporated by reference herein).
(d)(5)	Amendment No. 2 to Investment Agreement, dated as of August 31, 2009, by and between the Company and Clayton, Dubilier & Rice Fund VIII, L.P. (including the amended Form of Certificate of Designations, Preferences and Rights of Series B Cumulative Convertible Participating Preferred Stock and the amended Terms and Conditions of the Offer, each as attached thereto) (filed as Exhibit 2.1 to the Company’s Current Report on Form 8-K dated September 1, 2009 and incorporated by reference herein).
(d)(6)	Form of Registration Rights Agreement by and between the Company and Clayton, Dubilier & Rice Fund VIII, L.P., CD&R Friends & Family Fund VIII, L.P. and any other stockholder of the Company that may become party thereto (incorporated herein by reference to Annex H of the Registration Statement on Form S-4 filed on September 10, 2009).

Exhibit
Number	Description

(d)(7)	Joint Prepackaged Plan of Reorganization of the Company, et al. (incorporated herein by reference to Annex A of the Registration Statement on Form S-4 filed on September 10, 2009).
*(d)(8)	Agreement Regarding Certain Transfers, dated as of August 27, 2009, by and among the Person executing the Agreement as “Consenting Noteholders,” the Persons executing the Agreement as “Consenting Lenders” and the Company.
*(d)(9)	Letter Agreement, dated as of August 31, 2009, to extend the Agreement Regarding Certain Transfers, dated as of August 27, 2009, by and among the Person executing the Agreement as “Consenting Noteholders,” the Persons executing the Agreement as “Consenting Lenders” and the Company.
(d)(10)	Lock-Up and Voting Agreement, dated as of August 31, 2009, by and among the Persons executing the Agreement as “Consenting Noteholders,” the Persons executing the Agreement as “Consenting Lenders” and the Company (filed as Exhibit 2.2 to the Company’s Current Report on Form 8-K dated September 1, 2009 and incorporated by reference herein).
(d)(11)	Form of Amendment Agreement, dated August 14, 2009, amending employment agreements with ten executive officers and restricted stock award agreements with three executive officers (incorporated herein by reference to Exhibit 10.32 to the Registration Statement on Form S-4 filed on September 10, 2009).
(g)	Not applicable.
(h)	Opinion re: tax matters (incorporated herein by reference to Exhibit 8.1 to the Registration Statement on Form S-4 filed on September 10, 2009).

*	Filed herewith.